Exhibit 99.1

Dr. Fatima Cody Stanford, Associate Professor of Medicine and Pediatrics at Harvard Medical School, Joins Clearmind Medicine’s Scientific Advisory Board

Tel Aviv, Israel/Vancouver, Canada, July 11, 2023 (GLOBE NEWSWIRE) -- Clearmind Medicine Inc. (Nasdaq, CSE: CMND), (FSE: CWY) (“Clearmind” or the “Company”), a biotech company focused on discovery and development of novel psychedelic-derived therapeutics to solve major under-treated health problems, today announced the appointment of Dr. Fatima Cody Stanford, Associate Professor of Medicine at Massachusetts General Hospital and Harvard Medical School, to its Scientific Advisory Board. Dr. Stanford brings extensive expertise in the treatment of obesity, making her a valuable addition to Clearmind’s mission of transforming the treatment landscape for obesity by advancing MEAI as a potential treatment.

Dr. Stanford is currently associated with Massachusetts General Hospital and is an Associate Professor of Medicine and Pediatrics at Harvard Medical School, where she serves as an educator, researcher, and policy maker. Her extensive academic background includes a Bachelor of Science and Master of Public Health from Emory University, a MD from the Medical College of Georgia School of Medicine, a Masters of Public Administration from the Harvard Kennedy School of Government and a MBA from the Quantic School of Business and Technology. Dr. Stanford completed her Obesity Medicine & Nutrition Fellowship at Massachusetts General Hospital and Harvard Medical School, further enhancing her expertise in the field.

With a career dedicated to bridging the gaps between medicine, public health, and policy, Dr. Stanford has become a sought-after expert in obesity medicine, both nationally and internationally. Her unique perspective and multidisciplinary approach are aligned with Clearmind Medicine’s vision to develop innovative treatments for addiction and address the underlying causes, including obesity.

“We are delighted to welcome Dr. Fatima Cody Stanford to our Scientific Advisory Board. Her diverse experience, combined with Clearmind’s commitment to advancing psychedelic-based therapies, holds great promise for individuals struggling with metabolic syndrome and obesity. We look forward to leveraging her expertise as we continue to develop innovative treatments that address obesity, which is considered by many to be a true epidemic of the 21st century.” said Clearmind’s Chief Executive Officer, Dr. Adi Zuloff-Shani.

In a pre-clinical study (see the Company’s press release of January 5, 2023) conducted at the Hebrew University of Jerusalem as part of a collaboration established with the university’s technology transfer company, Yissum, that was led by Prof. Joseph Tam, a member of our Scientific Advisory Board, demonstrated that animals with obesity treated with MEAI exhibited an increased energy expenditure, as well as better fat utilization and weight loss of 20%, while also reducing their overall fat mass and preserving lean body mass. No effect on motivation and well-being was observed. Additionally, MEAI treatment yielded normalization of insulin levels, improved glucose tolerance, as well as reduced fat and triglyceride accumulation in the liver. These results were significantly better than those obtained in the high-fat, untreated group. Furthermore, a significant reduction in sucrose preference was observed following administration of MEAI for two days, supporting the notion that it can dampen the hedonic value of rewarding stimuli. Thus, MEAI may be beneficial for the treatment of compulsive reward-seeking behavior or excessive consumption of sweet foods.

The study was discussed in a recent virtual webinar hosted by Professor Tam,- which is available here.

About Clearmind Medicine Inc.

Clearmind is a psychedelic pharmaceutical biotech company focused on the discovery and development of novel psychedelic-derived therapeutics to solve widespread and underserved health problems, including alcohol use disorder. Its primary objective is to research and develop psychedelic-based compounds and attempt to commercialize them as regulated medicines, foods or supplements.

The Company’s intellectual property portfolio currently consists of fourteen patent families. The Company intends to seek additional patents for its compounds whenever warranted and will remain opportunistic regarding the acquisition of additional intellectual property to build its portfolio.

Shares of Clearmind are listed for trading on Nasdaq and the Canadian Securities Exchange under the symbol “CMND” and the Frankfurt Stock Exchange under the symbol “CWY.”

For further information visit: https://www.clearmindmedicine.com or contact:

Investor Relations
invest@clearmindmedicine.com
Telephone: (604) 260-1566
US: CMND@crescendo-ir.com

General Inquiries
Info@Clearmindmedicine.com
www.Clearmindmedicine.com

Forward-Looking Statements:

This press release contains “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act and other securities laws. Words such as “expects,” “anticipates,” “intends,” “plans,” “believes,” “seeks,” “estimates” and similar expressions or variations of such words are intended to identify forward-looking statements. For example, the Company is using forward-looking statements when it discusses collaboration with SciSparc and its intent to further investigate the effect of the combination of MEAI and PEA for treating obesity and metabolic syndrome. Forward-looking statements are not historical facts, and are based upon management’s current expectations, beliefs and projections, many of which, by their nature, are inherently uncertain. Such expectations, beliefs and projections are expressed in good faith. However, there can be no assurance that management’s expectations, beliefs and projections will be achieved, and actual results may differ materially from what is expressed in or indicated by the forward-looking statements. Forward-looking statements are subject to risks and uncertainties that could cause actual performance or results to differ materially from those expressed in the forward-looking statements. For a more detailed description of the risks and uncertainties affecting the Company, reference is made to the Company’s reports filed from time to time with the Securities and Exchange Commission (“SEC”), including, but not limited to, the risks detailed in the Company’s annual report on Form 20-F filed with the SEC on February 6, 2023. Forward-looking statements speak only as of the date the statements are made. The Company assumes no obligation to update forward-looking statements to reflect actual results, subsequent events or circumstances, changes in assumptions or changes in other factors affecting forward-looking information except to the extent required by applicable securities laws. If the Company does update one or more forward-looking statements, no inference should be drawn that the Company will make additional updates with respect thereto or with respect to other forward-looking statements. References and links to websites have been provided as a convenience, and the information contained on such websites is not incorporated by reference into this press release. Clearmind is not responsible for the contents of third-party websites.